CONSOLIDATED FINANCIAL STATEMENTS

MDS Inc.

October 31, 2002

__________________________________________

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management

The accompanying consolidated financial statements of MDS Inc. have been prepared by management in accordance with generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in note 1 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been prepared within reasonable limits of materiality.

The Board of Directors has appointed an Audit Committee consisting of three outside directors. The Committee meets during the year to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval.  The financial information throughout the text of this annual report is consistent with the information presented in the financial statements.  The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

External Auditors

The auditors' opinion is based upon an independent and objective examination of the Company's financial results for the year, conducted in accordance with generally accepted auditing standards. This examination encompasses an understanding and evaluation by the auditors of the Company's accounting and internal control systems as well as the obtaining of a sound understanding of the Company's business. The external auditors conduct appropriate tests of the Company's transactions and obtain sufficient audit evidence in order to provide them with reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles, thus enabling them to issue their report to the shareholders.

Ernst & Young LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company's external auditors, have examined the consolidated financial statements of the Company and have reported thereon in their December 18, 2002 report.

AUDITORS' REPORT

To the Shareholders of

MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. as at October 31, 2002 and 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

The Company changed its methods of accounting for goodwill and other intangible assets and earnings per share in 2002, and for pension benefits in 2001, as described in note 1.

Toronto, Canada

December 18, 2002

/s/ Ernst & Young LLP

Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31 (millions of Canadian dollars)	2002	2001

ASSETS
Current
Cash and cash equivalents	$ 194	$ 183
Accounts receivable (note 7)	328	299
Inventories (notes 2 & 7)	153	162
Income taxes recoverable	21	8
Prepaid expenses	25	24
Future tax assets (note 12)	-	5
	721	681
Capital assets (notes 3 & 7)	740	661
Future tax assets (note 12)	35	72
Long-term investments and other (note 4)	267	212
Goodwill	779	776
Total assets	$ 2,542	$ 2,402
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (note 7)	$ 10	$ 12
Accounts payable and accrued liabilities	317	320
Deferred income	63	89
Income taxes payable	17	22
Current portion of long-term debt (note 7)	13	17
	420	460
Long-term debt (note 7)	602	536
Deferred income and other (notes 6(b) & 8)	59	81
Future tax liabilities (note 12)	51	21
Minority interest	56	61
	1,188	1,159
(Commitments and contingencies - note 16)
Shareholders' equity
Share capital (note 9)	805	789
Retained earnings	543	457
Cumulative translation adjustment (note 18)	6	(3)
	1,354	1,243
Total liabilities and shareholders' equity	$ 2,542	$ 2,402

Incorporated under the Canada Business Corporations Act

See accompanying notes

On behalf of the Board:

/s/ Wilfred G. Lewitt                                          /s/ Robert W. Luba

Director                                                            Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000

Revenues	$ 1,792	$ 1,636	$ 1,435
Direct costs	(1,132)	(1,067)	(953)
Other operating costs	(369)	(342)	(265)
Depreciation and amortization	(87)	(78)	(59)
Restructuring activities, net(notes 6 & 10)	-	2	(14)
Equity earnings and investment gains	8	3	34
Operating income	212	154	178
Gain from issue of shares by a subsidiary (note 6(b))	-	54	37
	212	208	215

Interest expense	(17)	(20)	(22)
Dividend and interest income	6	12	11
Minority interest	(5)	(2)	(9)

Income before income taxes	196	198	195

Income taxes (note 12) - current	(59)	(92)	(63)
- future	(32)	10	(4)

Income before amortization of goodwill

	105	116	128

Amortization of goodwill	-	(43)	(18)
Net income	$ 105	$ 73	$ 110

Earnings per share (note 9(e))- basic	$ 0.75	$ 0.52	$ 0.86
- diluted	$ 0.74	$ 0.51	$ 0.84

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000

Retained earnings, beginning of year	$ 457	$ 405	$ 324
Net income	105	73	110
Repurchase of shares and options (note 9)	(6)	(9)	(19)
Dividends	(13)	(12)	(10)
Retained earnings, end of year	$ 543	$ 457	$ 405

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 (millions of Canadian dollars)	2002	2001	2000

Operating activities
Net income	$ 105	$ 73	$ 110
Items not affecting current cash flow (note 14)	169	79	59
Cash flow from operations	274	152	169
Changes in non-cash working capital balances relating to operations (note 14)	(88)	(75)	(40)
	186	77	129
Investing activities
Acquisitions (note 6)	(16)	(15)	(214)
Purchase of capital assets	(152)	(115)	(135)
Proceeds on divestitures	23	-	-
Purchase of long-term investments and other	(54)	(9)	(26)
Other	-	14	(10)
	(199)	(125)	(385)
Financing activities
Long-term debt issued	69	212	320
Long-term debt repayments	(11)	(228)	(64)
Increase in deferred income and other	(11)	(75)	93
Payment of cash dividends	(10)	(10)	(8)
Issuance of shares	5	5	206
Repurchase of shares and options	(5)	(11)	(20)
Issuance of shares of subsidiary for cash	-	38	-
Minority interest distributions	(10)	(7)	(9)
Cash effects of translation of foreign subsidiaries	(1)	(3)	1
	26	(79)	519
Increase (decrease) in cash position during the year	13	(127)	263
Cash position, beginning of year	171	298	35
Cash position, end of year	$ 184	$ 171	$ 298

Cash position comprises cash and cash equivalents less bank indebtedness

See accompanying notes

Cash interest paid	$ 19	$ 30	$ 26
Cash income taxes paid	$ 24	$ 62	$ 26

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts in millions of Canadian dollars, except where noted)

October 31, 2002

1.      ACCOUNTING POLICIES

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of its joint ventures.  All significant intercompany balances and transactions have been eliminated.  The impact of material differences between Canadian and United States ("US") generally accepted accounting principles are set out in note 20.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.  Actual results could differ from those estimates.

Significant accounting policies are as follows:

Long-term investments and other

The accounts of all subsidiary companies are consolidated from the dates of acquisition.

Investments in joint ventures are accounted for using the proportionate consolidation method.  Under this method the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

Investments in significantly influenced companies are accounted for by the equity method.

Other long-term investments are carried at cost.   If there is an other-than-temporary decline in value, these investments are written down to the estimated net realizable value.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization.  Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Costs, including financing charges and certain design, construction, and installation costs, related to assets that are under construction and in the process of being readied for their intended use, are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings                                2.5% - 4%

Equipment                              10% - 33%

Computer systems                           20% - 33%

Leaseholds                             Term of the lease plus all renewal periods, to a maximum of 20 years.

Facility modifications                Costs of modifications to facilities owned by others to permit isotope production are deferred and amortized over the contractual production period.

Research and development costs

The Company carries on various research and development programs, some of which are funded in part by customers and joint venture partners.  Funding received is accounted for using the cost reduction approach.  Net research costs are expensed as incurred. Development costs, which meet generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized over periods ranging from three to seven years.

Goodwill

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

Effective November 1, 2001, the Company adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets."  Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually.  As of the adoption date, the Company completed impairment testing on the balance of goodwill and intangible assets and no impairment loss was recorded.  The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if a permanent impairment exists.  This assessment is based on the estimated fair value of the business to which the goodwill relates.

Retirement plans

MDS has adopted the new CICA recommendations with respect to accounting for pension benefits prospectively, effective November 1, 2000.

The current service cost of pensions and other post-employment benefit plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually.  Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.  Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

Revenues

Revenues are recorded when goods or services are provided to customers.  Certain revenues received from diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company.  Adjustments, if any, are recorded in the period in which negotiations are completed.

Certain contract revenues are recognized using the percentage of completion method.    Losses, if any, on such contracts are provided for in full at the time they are identified.  Customer advances and billings in excess of costs plus estimated profits on contracts in progress are shown as liabilities.

Stock-based compensation plan

The Company has a share-based compensation plan as described in note 9(b).  No expense is recognized for this plan when stock options are granted to employees.  Any consideration paid by employees for the purchase of shares on the exercise of stock options is credited to share capital.  Prior to October 31, 2002, if stock options were repurchased from employees, the consideration paid, net of related tax recoveries, was charged to retained earnings.  Effective October 31, 2002, the plan was changed and the Company can no longer repurchase stock options.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets while those related to current expenses are included in the determination of income.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method.  Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year.  Exchange gains or losses on translation of the Company's net equity investment in these subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as a separate component of shareholders' equity.  The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Earnings per share

Effective November 1, 2001, the Company adopted CICA Handbook Section 3500, "Earnings per Share," which requires the use of the treasury stock method to calculate diluted earnings per share.  The requirements of Section 3500 were adopted retroactively and diluted earnings per share figures for the prior years were restated.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits, and investments with maturities of three months or less.

2.      INVENTORIES

	2002	2001

Raw materials	$ 85	$ 70
Manufacturing work in process	23	22
Finished goods	37	47

Service contract work in process

	8	23

	$ 153	$ 162

3.      CAPITAL ASSETS

	2002		2001
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation

Land	$ 37	$ -	$ 33	$ -
Buildings	159	34	131	31
Equipment	350	201	351	187
Computer systems	141	83	139	85
Leaseholds	78	38	71	33
Facility modifications	40	23	43	29
Construction in progress	314	-	258	-
	1,119	$ 379	1,026	$ 365
Less: accumulated depreciation	(379)		(365)
Net book value	$ 740		$ 661

Construction in progress includes $36 million (2001 - $29) of capitalized financing costs.

4.      LONG-TERM INVESTMENTS AND OTHER

	2002	2001

Investments in significantly influenced companies and partnerships	$ 42	$ 38

Assets pledged as security on long-term debt (note 7)	46	47
Venture capital investments	115	78
Other long-term investments	42	29
Other intangibles	22	20
	225	174
	$ 267	$ 212

Operating income for the year includes $8 million (2001 - $3; 2000 - $9) as the Company's share of earnings of significantly influenced companies and partnerships.

Certain long-term investments are in development-stage enterprises and, as such, have not yet earned significant revenues from their intended business activities or established their commercial viability.  The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises.  Adverse developments could result in write-downs of the carrying values of these investments.

Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties.  The estimated fair value of these investments, as determined by these parties, amounts to $8 million (2001 - $20) compared with a carrying value of $9 million (2001 - $9).

Certain of the long-term investments held by the Company are considered to be financial instruments.  Among these are several investments in shares of public companies.  These marketable securities had a combined market value of $10 million (2001 - $31) and a combined carrying value of $23 million (2001 - $24).  During 2000, the Company sold some of its holdings in these securities realizing gains of $25 million (2001 -- nil)

In addition to these marketable securities, the assets pledged as security on long-term debt have a fair value which approximates their carrying value.  The estimated fair value of the remaining long-term investments is not readily determinable.

d)      Other intangibles includes $14 million of unamortized deferred development costs (2001 - $18; 2000 - $20).

5.      JOINT VENTURES

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds approximately 50% interests.    Following are condensed combined balance sheets and statements of income reflecting 100% of joint venture operations in which the Company has an interest:

	2002	2001	2000

Current assets	$ 207	$ 210	$ 215
Other assets	78	79	73
	$ 285	$ 289	$ 288

Current liabilities	$ 101	$ 126	$ 188
Long-term debt	19	22	7
Equity	165	141	93
	$ 285	$ 289	$ 288
Net revenues	$ 878	$ 716	$ 649
Operating income	$ 179	$ 95	$ 88
Cash flow from operating activities	$ 149	$ 70	$ 145

Cash outflow from investing activities for the joint ventures totalled $20 million (2001 - $24; 2000 - $30) and cash inflow (outflow) from financing activities (excluding transactions with partners) totalled ($3) million (2001 - $4; 2000 - $1).

6.      ACQUISITIONS AND DIVESTITURES

Life Sciences and Health Segments

      2002

During the year, the Company disposed of a part of its therapy systems business and a part of its distribution business for total proceeds of $23 million.  No gain or loss resulted from the sale of the isotope business.  A loss of $7 million was recorded on the sale of the distribution business.  These businesses had annual revenues of $14 million and $46 million respectively.

2001

During fiscal 2001, the Company made a number of small acquisitions in the Health segment at a total cost of $3 million.  Companies acquired in fiscal 2001 had annualized revenues of $2 million and accounted for $1 million of revenues reported during the year.

2000

Effective April 7, 2000, the Company acquired 100% of the outstanding shares of Phoenix International Life Sciences Inc. ("Phoenix") of Montreal, Canada.  Phoenix was a contract research organization with operations in Canada, the United States, and Europe.  On acquisition, the Company set up a liability for integration costs of $27 million.  As at October 31, 2002, the accrual has been fully utilized.

Effective March 6, 2000, the Company acquired 100% of the outstanding shares of INH Technologies Inc., a mass spectrometry equipment and accessories company in Calgary, Canada for cash.  Effective October 25, 2000, the Company acquired the remaining 50% of Protana AS ("Protana") which it did not already own.  Consideration for the acquisition of Protana comprised treasury shares issued by a subsidiary of the Company.  As a result, the Company's interest in this subsidiary was reduced and MDS has realized a gain from the issuance of these shares totalling $37 million.

During 2000, the Company completed the acquisition of the shares of Scientific China, Inc. that it did not previously own.  Following the acquisition, MDS fully provided for $14 million of deferred start-up costs as restructuring activities.

Companies acquired in fiscal 2000 had annualized revenues of $345 million and accounted for $187 million of revenues reported in 2000.

MDS Proteomics

During 2000, MDS Proteomics Inc. ("MDS Proteomics") completed an issue of 3.3 million Special Warrants, raising $79 million in net proceeds.  Each Special Warrant could be exchanged for one Common share of MDS Proteomics and was recorded as a long-term obligation in deferred income and other.

In April 2001, MDS acquired 2.9 million of the Special Warrants at a cost of $78 million.  Immediately thereafter the Special Warrants were converted to Common shares.  In 2002, MDS acquired the balance of the Special Warrants for $3 million in cash and the issuance of 334,225 Common shares.

During 2001, MDS Proteomics issued treasury shares for cash of $38 million.  As a result, the Company's interest in MDS Proteomics was reduced and MDS recorded gains from issuance of these shares totalling $31 million.  In January 2001, MDS Proteomics issued treasury shares and options in exchange for the 28% of MDS Ocata Inc. that it did not already own.  As a result, MDS's interest in MDS Proteomics was reduced and MDS recorded a gain from the issuance of these shares totalling $23 million.

During 2002, the holders of a put option relating to a previous year's acquisition caused MDS Proteomics to redeem 480,000 of its Common shares at a price of $25 per share.  MDS has recorded the payment as a purchase of an additional interest in MDS Proteomics, the majority of which has been recorded as goodwill.  MDS's interest in MDS Proteomics increased to 89% because of the redemption.

c)   The total cost of the acquisitions described in (a) and (b) above has been allocated as follows:

	2002	2001	2000

Working capital	-	$ (2)	$ (77)
Capital assets	-	-	95
Other long-term assets	-	1	42
Goodwill	14	49	481
	14	48	541
Amounts previously invested	-	-	(4)
Long-term debt and other obligations	10	-	(84)
Minority interest	-	(33)	(3)
Shares issued (2002 -- 334,225; 2000 -- 12,500,000))	(8)	-	(236)
Total cash consideration	16	$ 15	$ 214

7.      CREDIT FACILITIES

	Maturity	2002	2001

Long-term credit facilities	2005 to 2015	$ 510	$ 457
Other	2003 to 2015	105	96
Total long-term debt		615	553
Current portion		(13)	(17)
		$ 602	$ 536

The Company has long-term credit facilities comprising a $150 million committed revolving five-year term loan, due June 2, 2003, a $216 million one-year term loan due February 8, 2003 (the "Expiring Facilities"), and a $150 million 364-day extendible revolving credit with a two-year term option.  Amounts borrowed under these facilities bear interest at floating rates to a maximum of prime and are unsecured and subject to certain standard covenants.  Long-term credit facilities at October 31, 2002 included US$157 million of borrowings (2001 -- US$139).

Subsequent to the year-end, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes").  The Notes bear fixed interest at rates between 5.15% and 6.19% and have various terms between five and twelve years.  Proceeds of the Notes will be used to repay and cancel the Expiring Facilities.  As a result, the Expiring Facilities have been classified as long-term.

Other long-term debt includes a non-interest bearing government loan with a carrying value of $50 million (2001 - $51) discounted at an effective interest rate of 7%.  A long-term investment has been pledged as security for the repayment of this debt (note 4).  The remaining debt, amounting to $52 million (2001 - $45), bears interest at annual variable rates tied to bank prime.

Principal repayments of long-term debt, reflecting the impact of the issuance of the Notes, are required as follows:

2003	$ 13
2004	14
2005	35
2006	10
2007	22
Thereafter	521
$ 615

The Company has operating lines of credit totalling $168 million.  Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for certain of these lines of credit totalling $35 million.  As at October 31, 2002, the Company has borrowed $10 million (2001 - $12) related to these credit facilities.

Under the terms of its operating and certain term credit arrangements, the Company is able to make use of bankers' acceptances to borrow at effective interest rates which are, from time-to-time, lower than bank prime.  As bankers' acceptances or similar short-term credit vehicles represent the majority of the Company's long-term debt at October 31, 2002, the carrying value of such debt  is a reasonable estimate of its fair value.

8.      DEFERRED INCOME AND OTHER

Long-term obligations include $38 million of deferred income (2001 - $39), of which $37 million arose as a result of the non-interest bearing debt in note 7, and is being amortized over fifteen years using the sum of the years' digits method.

9.      SHARE CAPITAL

Summary of issued share capital

Prior to March 7, 2000, the authorized share capital consisted of an unlimited number of Class A Common shares and Class B Non-Voting shares without par value.

	Class A Common		Class B Non-Voting		Total
(number of shares in thousands)	Number	Amount	Number	Amount	Amount

Balance - October 31, 1999	12,331	$ 22	47,238	$ 317	$ 339
Issued to March 6, 2000	-	-	54	2	2
Conversions and repurchases	(2)	-	(38)	(1)	(1)
Balance - March 6, 2000	12,329	$ 22	47,254	$ 318	$ 340

On March 6, 2000, the shareholders of the Company approved a resolution creating a new class of Common shares for the Company.  All existing Class B Non-Voting shares were converted to Common shares on a one-for-one basis.  All existing Class A Common shares were converted to Common shares on the basis of 1.05 Common shares for each Class A Common share.  On September 26, 2000, the Company effected a two-for-one stock split through the payment of a stock dividend.  The terms of all existing share-based plans have been revised accordingly.

	Common Shares
(number of shares in thousands)	Number	Amount

Balance -- October 31, 2000	139,470	782
Issued during 2001	436	8
Conversions and repurchases	(229)	(1)
Balance -- October 31, 2001	139,677	789
Issued during 2002	878	16
Conversions and repurchases	(48)	-
Balance -- October 31, 2002	140,507	$ 805

During the year, the Company declared and paid cash dividends of $10 million on Common shares (2001 - $10; 2000 - $8).

During the year, the Company repurchased 48,300 Common shares (2001 -- 228,900) for $1 million (2001 - $4; 2000 - $6) under the terms of a Normal Course Issuer Bid.  The excess over the stated capital of the acquired shares was charged to retained earnings.

Stock option plan

The Company has a stock option plan (the "Plan") primarily for senior management employees.  Under the terms of the Plan the Company may grant options to eligible employees and certain others to maximum amounts as set out below.  The exercise price of options issued under the Plan equals the market price of the underlying shares on the date of the grant.  Options vest evenly over five years and have a maximum term of ten years.

	2002		2001
	Number (000s)	Exercise Price	Number (000s)	Exercise Price
Maximum available for issue	12,158		12,315

Outstanding November 1	6,924	$ 13.87	6,305	$ 11.40
Granted	1,813	19.14	1,430	21.94
Exercised	(157)	3.82	(37)	3.59
Cancelled	(858)	11.44	(774)	8.89
Outstanding October 31	7,722	15.58	6,924	$ 13.87
Options vested at year-end	3,404	$ 12.07	3,109	$ 9.57

Options outstanding at October 31, 2002 comprise:

	Weighted Average	Options Outstanding		Options Exercisable
Range of Exercise Price	Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$2.97 -- $6.35	3.2	1,508	$ 7.18	1,508	$ 7.18
$13.88 -- $14.88	6.8	2,101	$ 14.13	968	$ 14.18
$15.45 -- $18.98	8.3	2,473	$ 17.82	595	$ 15.69
$19.69 -- $31.50	8.2	1,640	$ 21.80	333	$ 21.69
		7,722	$ 15.58	3,404	$ 12.07

Prior to October 28, 2002, the Plan included terms which enabled option holders to request that the Company repurchase vested options.  Under the terms of the Plan, approximately 654,000 options were repurchased in 2002 (2001 -- 606,000; 2000 -- 1,400,000) for $8 million (2001 - $10; 2000 - $26) and cancelled.  Effective October 28, 2002 the terms of the Plan were amended and option holders are no longer able to request repurchase of their vested options.

(c)     Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements.  Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments".

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2002	2001	2000

Risk free interest rate	4.2%	5.0%	5.0%
Expected dividend yield	1.0%	1.0%	1.0%
Expected volatility	0.298	0.311	0.305
Expected time until exercise	5.25	5.25	5.25

The weighted average fair value of options granted is estimated at $5.98 per Common share in 2002, $7.39 per Common share in 2001 and $4.85 per Common share in 2000. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	2002	2001	2000
Net income	$ 98	$ 65	$ 108
Earnings per share -- basic	$ 0.70	$ 0.46	$ 0.85
-- diluted	$ 0.69	$ 0.45	$ 0.83

For comparative purposes only, the above earnings per share amounts reflect the impact of compensation expense related to the fair value of stock options granted beginning in 2000 amortized over a five-year vesting period.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

(d)     Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends.  Stock dividends are issued at not less than 95% of the five-day average market price (the "Average Market Price") of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date.  Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price.

Participation in this plan for the year ended October 31, 2002 resulted in the issuance of 171,193 Common shares (2001 -- 140,009) as stock dividends and the issuance of 14,876 Common shares (2001 -- 20,795) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the period preceding the purchase.  During the year, the Company issued 168,877 Common shares (2001 - 179,893) under this plan for $3 million (2001 - $3) and 740,510 are reserved for issue.

(e) Earnings per share

(number of shares in millions)	2002	2001	2000

Diluted earnings per share

Net income available to Common shareholders	$ 105	$ 73	$ 110

Weighted average number of Common shares outstanding - basic	140	140	128
Impact of stock options assumed exercised	2	2	3
Weighted average number of Common shares outstanding - diluted	142	142	131

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period.  Basic earnings per share for 2002, 2001 and 2000 were $0.75, $0.83 and $1.01, respectively, and diluted earnings per share were $0.74, $0.81 and $0.98 respectively.

Diluted earnings per share have been calculated, using the treasury stock method, by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the year.   This method computes the number of incremental shares issued by first assuming that all outstanding stock options with an exercise price less than the Average Market Price, are exercised.  Secondly, the proceeds of the options exercised are assumed to be used for the repurchase of shares, using the Average Market Price of MDS Common shares for the period.

10.    RESTRUCTURING ACTIVITIES

During 2001, the Company exited certain lines of business and restructured certain activities in the Life Sciences segment.  The Company recorded a restructuring charge to cover costs associated with these activities, all of which were subsequently incurred.  In addition, as a result of the amalgamation of certain legal entities, the Company became eligible for investment tax credits related to expenditures of prior years.  No restructuring activities occurred during 2002.  The details of the 2001 events are as follows:

2001
Severance and termination	$ (6)
Assets written off	(20)
Other	(2)
Investment tax credits realized	30
2
Income taxes	(5)
Net income effect	$ (3)

11.    RESEARCH, PRODUCT DEVELOPMENT AND NEW BUSINESS INITIATIVES

	2002	2001	2000

Gross expenditures in the year	$ 85	$ 68	$ 56
Investment tax credits	(8)	(10)	(7)
Recoveries from partners	(17)	(13)	(8)
Development costs capitalized	(7)	(4)	(13)
Amortization of amounts previously capitalized	8	6	4
Net expense for the year	$ 61	$ 47	$ 32

12.    INCOME TAXES

(a)     Provision

The Company's effective income tax rate has the following components:

	2002	2001	2000
	%	%	%
Combined Canadian federal and provincial tax rate	38.4	42.6	44.0
Increase (decrease) in tax rate as a result of:
Research and development incentives	(0.8)	(2.6)	(0.6)
Manufacturing and processing rate	(2.0)	(2.8)	(3.2)
Tax rate on foreign operations	1.6	4.3	1.0
Investment dispositions and writedowns	1.8	2.2	1.7
Tax impact of minority interest and equity earnings	0.5	1.1	(0.8)
Federal capital taxes	1.4	0.5	0.4
Revaluation of future income tax assets	-	4.7	-
Other	0.8	(0.3)	(0.1)
	41.7	49.7	42.4

MDS Proteomics losses not recognized	4.7	3.2	-
Gain from issue of shares by MDS Proteomics	-	(11.5)	(8.3)

Effective income tax rate	46.4	41.4	34.1

(b)     Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

Future tax assets	2002	2001

Tax benefits of loss carryforwards
Pre-acquisition	$ 15	$ 16
Post-acquisition	48	55
Tax basis in excess of book value	-	7
Investment tax credits	8	31
Provisions and reserves	8	7
Future tax assets before valuation allowance	79	116
Valuation allowance	(44)	(39)
Future tax assets	$ 35	$ 77
Future tax liabilities	2002	2001

Book value in excess of tax basis	$ (57)	$ (27)
Provisions and reserves	6	6
Future tax liabilities	(51)	(21)

Net future tax assets (liabilities)	$ (17)	$ 56

(c)     Tax loss carryforwards

As at October 31, 2002, the Company has recorded future tax assets relating to income tax loss carryforwards of $63 million (2001 - $71) before valuation allowances.  These assets relate to $178 million (2001 - $200) of tax loss carryforwards.  Of the total losses, $53 million (2001 - $66) expire between 2005 and 2009; $77 million ((2001 - $100) expire between 2010 and 2017; and the remaining $48 (2001 - $34) may be carried forward indefinitely.

(d)     Investment tax credits

During the year the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $23 million (2001 - $61).  This amount was attributable to salaries and other research related expenditures incurred in the year and was recorded as a reduction of those expenses.  $13 million of the ITCs realized in 2001 related to certain capital expenditures and were recorded as a reduction in the carrying values of the related assets.

13.    RETIREMENT PLANS

The Company sponsors various post-employment benefit plans including defined benefit pension plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.

Net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	2002	2001	2000

Service cost	$ 7	$ 5	$ 6
Interest cost	10	9	8
Expected return on plan assets	(12)	(11)	(9)
Recognized actuarial gain	(1)	(1)	(1)
Amortization of net transition asset	(2)	-	-
Net periodic benefit cost	$ 2	$ 2	$ 4

The following assumptions were used in the determination of the net periodic benefit cost:

	2002	2001	2000
Return on plan assets	7.0%	7.0%	7.0%
Real rate of return	3.5%	3.5%	3.5%
Discount rate	7.0%	7.0%	7.0%
Rate of compensation increase	4.8%	5.0%	5.5%
Health care cost trend rate -- first six years	8.6%	8.1%	9.0%
-- thereafter	4.5%	4.5%	4.5%

Changes in the benefit obligation for the plans were as follows:

	2002	2001
Benefit obligations -- beginning of year	$ 139	$ 127
Service cost - pension	5	3
- other benefit plans	2	2
Interest cost	10	9
Benefits paid	(2)	(2)
Actuarial gain	2	-
Pension benefit obligations -- end of year	$ 156	$ 139
Non-pension benefit obligations -- end of year	14	12
Total benefit obligations -- end of year	$ 170	$ 151

Changes in the assets of the pension plans were as follows:

	2002	2001
Plan assets at fair value -- beginning of year	$ 162	$ 169
Actual return on plan assets	(1)	(9)
Benefits paid	(2)	(2)
Company contributions	2	2
Participant contributions	2	2
Plan assets at fair value -- end of year	$ 163	$ 162

Amounts recognized in the Company's consolidated statements of financial position related to the pension plan consist of:

	2002	2001

Plan assets in excess of projected obligations	$ 7	$ 23
Unrecognized actuarial loss (gain)	5	(23)
Unrecognized net transition asset	(2)	(3)
	$ 10	$ (3)

14.    CASH FLOW

Non-cash flow items affecting net income comprise:

Years ended October 31	2002	2001	2000

Depreciation and amortization	$ 87	$ 78	$ 59
Amortization of goodwill	-	45	21
Deferred income	-	-	(5)
Minority interest	5	2	9
Future income taxes	73	(10)	6
Equity earnings (net of distributions)	(3)	(1)	-
Restructuring activities	-	19	14
Dilution and other losses (gains)	7	(54)	(45)
	$ 169	$ 79	$ 59

Changes in non-cash working capital balances relating to operations include:

Years ended October 31	2002	2001	2000

Accounts receivable	$ (37)	$ (17)	$ (17)
Inventories	(4)	(24)	(11)
Accounts payable and deferred income	(33)	25	(49)
Income taxes	(14)	(47)	28
Other	-	(12)	9
	$ (88)	$ (75)	$ (40)

15.    SEGMENTED INFORMATION

Management has determined that the Company operates within three dominant segments -- Life Sciences, Health and Proteomics.  These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies.  The products and services provided by Life Sciences businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions, which provide health care services to consumers.  Health products and services include clinical laboratory testing and distribution of medical products.

Proteomics is focused on research and development in the field of proteomic-enabled drug discovery.  Proteomics' products and services include capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions.

Operating results

		Net Revenues	Operating Income (loss) before Restructuring	Restructuring Activities
Amortization

					Capital Assets & Other Intangibes	Goodwill

Life Sciences

	2002	$ 1,068	$ 205	$ -	$ 52	$ -
	2001	933	141	2	49	15
	2000	806	162	(14)	40	13

Health

	2002	$ 721	$ 59	$ -	$ 22	$ -
	2001	700	64	-	19	10
	2000	627	42	-	18	7

Proteomics

	2002	$ 3	$ (52)	$ -	$ 13	$ -
	2001	3	(53)	-	10	20
	2000	2	(12)	-	1	-

Total	2002	$ 1,792	$ 212	$ -	$ 87	$ -
	2001	1,636	152	2	78	45
	2000	1,435	192	(14)	59	20

Financial position

Total Assets

			Additions		Investment in Investees Subject to Significant Influence
			Capital Assets	Goodwill

Life Sciences

	2002	$ 1,915	$ 130	$ -	$ 33
	2001	1,773	65	7	29
	2000	1,831	203	470	28

Health

	2002	$ 448	$ 19	$ -	$ 9
	2001	431	21	4	9
	2000	402	25	12	9

Proteomics

	2002	$ 179	$ 3	$ 15	$ -
	2001	198	29	77	-
	2000	139	10	45	-

Total	2002	$ 2,542	$ 152	$ 15	$ 42
	2001	2,402	115	88	38
	2000	2,372	238	527	37

Revenues by customer location

	Canada	US	Europe	Asia	Other

Life Sciences

2002	$ 91	$ 538	$ 290	$ 106	$ 43
2001	64	492	257	88	32
2000	67	409	227	69	34

Health

2002	$ 568	$ 153	$ -	$ -	$ -
2001	531	165	2	1	1
2000	493	131	2	-	1

Proteomics

2002	$ -	$ 1	$ 2	$ -	$ -
2001	-	2	1	-	-
2000	-	2	-	-	-

Total

2002	$ 659	$ 692	$ 292	$ 106	$ 43
2001	595	659	260	89	33
2000	560	542	229	69	35

Export sales by Canadian operations during fiscal 2002 amounted to approximately $588 million (2001 -- $506; 2000 - $456).

Capital assets and goodwill

Capital assets

Goodwill

Canada

			US	Europe	Asia

Life Sciences

	2002	$ 507	$ 37	$ 73	$ 11	549
	2001	435	40	50	13	565
	2000	401	55	42	13	581

Health

	2002	$ 55	$ 17	$ -	$ -	114
	2001	59	19	-	-	109
	2000	60	16	-	-	113

Proteomics

	2002	$ 30	$ -	$ 10	$ -	116
	2001	32	-	13	-	102
	2000	11	-	-	-	51

Total	2002	$ 592	$ 54	$ 83	$ 11	779
	2001	527	59	63	13	776
	2000	472	71	42	13	745

Revenues by products and services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services	Distribution	Proteomics

Total	2002	$ 343	$ 217	$ 508	$ 531	$ 190	$ 3
	2001	343	160	430	480	220	3
	2000	333	143	330	426	201	2

16.   COMMITMENTS AND CONTINGENCIES

Operating expenses

As at October 31, 2002, the Company is obligated under premises and equipment leases to make minimum payments of approximately:

2003	$ 36
2004	31
2005	26
2006	21
2007	18
Thereafter	40
$ 172

Rental expense under premises and equipment leases for the year ended October 31, 2002 was $50 million (2001 - $49; 2000 - $47).

(b)     Other long-term commitments

The Company has commitments of $63 million associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited  ("AECL"), which provide the Company with the majority of its supply of radioisotopes.  In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by the second half of 2003.  The estimated remaining cost of construction of these facilities is $22 million.

Other commitments and guarantees at year end amounted to $81 million.

Subsequent to year-end, MDS undertook to guarantee a $20 million bank loan on behalf of an investee in exchange for warrants in the investee.

17.    FINANCIAL INSTRUMENTS

(a)     Foreign exchange and interest rate contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates. From time to time the Company uses foreign exchange forward contracts to manage this foreign exchange risk.  Certain Canadian operations of the Company will have net cash inflows in 2002 and subsequent years denominated in US dollars.  The Company has purchased forward contracts to hedge a substantial portion of these net cash flows.

In addition, the Company utilizes forward rate agreements ("FRAs") to fix the interest rate on certain of its debt obligations and thereby reduce its exposure to fluctuations in market interest rates.

As of October 31, 2002, the Company had outstanding foreign exchange commitments to sell US$286 million at a weighted average rate of Cdn$1.59 maturing over the next 24 monthsand interest rate agreements having a principal amount of US$50 million.  The counterparties for all foreign exchange forward contracts and forward rate agreements entered into by the Company are major Canadian Chartered banks.

(b)     Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment grade credit rating. In addition, the Company limits the amount which is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2002 is due from provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

(c) Fair value

Short-term investments, accounts receivable, accounts payable, accrued liabilities and income taxes --

These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Forward contracts  --

Forward contracts are treated as hedges for accounting purposes.  As at October 31, 2002, unrecognized gains (losses)on forward contracts accounted for as hedges amounted to $3 million ((2001 -- ($3)).  As at October 31, 2002, unrecognized losses on interest rate agreements amounted to $1 million (2001 - $1).

18.    CUMULATIVE TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations.  An unrealized foreign exchange gain of $6 million as at October 31, 2002 (2001 -- loss of $3) exists primarily due to the weakening of the Canadian dollar against the Euro and the strengthening of the Canadian dollar against the US dollar.

19.    COMPARATIVE FIGURES

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation.

20.    RECONCILIATION TOACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

a)      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, as they apply to the consolidated financial statements of the Company, are as follows:

i)      The Company designates certain foreign exchange forward contracts as a hedge of future revenue streams. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations when the contracts mature in future periods.  US GAAP does not permit deferral of gains and losses on revenue-stream hedging unless such contracts hedge committed future sales.  Unrealized gains and losses on all contracts not specifically designated as hedges of committed future sales are recorded in earnings.

ii)      Gains or losses on translation of the Company's foreign currency denominated long-term debt not accounted for as a hedge of foreign assets are deferred and amortized over the remaining term of the debt.  Under US GAAP, gains or losses on translation are included in income as they arise, unless the debt was designated as a hedge of the net investment in foreign operations..

iii)      Under Canadian GAAP, costs incurred during the start-up phase of new lines of business may be capitalized if certain criteria, related primarily to recoverability, are met. The Company defers such costs of start-up activities and amortizes them over periods ranging from three to seven years.

         Under Canadian GAAP, product development costs that meet certain criteria are required to be capitalized and amortized over the future periods benefited.

Under US GAAP, such costs are included in income as incurred.

  iv)    Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under US GAAP, as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

         Under Financial Accounting Standards Board FIN 44, where a company has a practice of repurchasing stock options for cancellation for cash, the stock option plan is considered to be a variable compensation plan.  Increases in the intrinsic value of non-vested stock options are amortized as a deduction from income over the remaining vesting period.  Increases in the intrinsic value of vested options are charged directly to income.  FIN 44 applies to options issued by the Company subsequent to June 30, 2000.  Effective October 31, 2002, the stock option plan was changed and the Company can no longer repurchase stock options.  [During fiscal 2002, the impact of changes in the intrinsic value in such options was not material.]

v)      Under US GAAP, the cost of in-process research and development acquired as a result of a business acquisition is charged to income in the current year.  Under Canadian GAAP, such costs are amortized over their estimated useful lives.

vi)     Dilution gains on developmentstagesubsidiaries are not reported in income under SEC accounting requirements.

vii)     Under US GAAP, certain acquisition-related restructuring costs are expensed as incurred and are not included as part of the cost of acquisitions.

  viii)    Under US GAAP, investments in securities that are considered to be available for sale are to be reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized.  A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income.  Under Canadian GAAP, these securities are recorded at cost less any provision for declines in value considered to be other than temporary and related gains or losses are included in income when realized.

ix)     The Company has interests in certain jointly controlled entities that are required to be proportionately consolidated in the Company's Canadian GAAP financial statements.  For purposes of US GAAP, these interests would be accounted for by the equity method.  Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. Summary balance sheets and income statements, along with certain cash flow information, for the Company's joint venture investees are provided in note 5.

b)      The following table presents the effects on the consolidated statements of income of the above differences:

	2002	2001	2000

Net income under Canadian GAAP	$ 105	$ 73	$ 110
Adjustments:
Unrealized gains (losses) on forward foreign exchange contracts	6	7	(13)
Unrealized gains (losses) on foreign currency denominated debt	-	-	(5)
Deferred start-up and development costs	(15)	(13)	(15)
Pension costs	-	-	1
Stock options repurchased	(8)	(13)	(24)
Write-off of acquired in-process R&D	-	-	(1)
Gain from issue of shares by a development-stage subsidiary	-	(54)	(37)
Acquisition related restructuring costs	-	1	(5)
Impairment of long-term investment	-	(2)	-
Income taxes	7	7	23
Net income under US GAAP	95	$ 6	$ 34

Earnings per share under US GAAP:
Basic	$ 0.68	$ 0.04	$ 0.26
Diluted	$ 0.66	$ 0.04	$ 0.26

Diluted weighted average shares outstanding (millions)	142.2	142.0	131.0

Under US GAAP, the following consolidated statement of comprehensive income is required:

	2002	2001	2000

Net income under US GAAP	95	$ 6	$ 34
Unrealized gain (loss) on share investments, net of tax	(62)	(62)	77
Foreign currency translation adjustments	-	(1)	2
Comprehensive income (loss)	$33	$ ($57)	$ 113

  c)     The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP.  The revised amounts would have been as follows:

	2002	2001
	$	$
Accounts receivable - trade	277	273
- other	55	26
Current future tax assets	5	9
Capital assets	707	636
Long-term future tax assets	54	91
Long-term investments	193	254
Goodwill	773	764
Accounts payable - trade	139	140
- other	178	179
Long-term future tax liabilities	32	56
Accumulated comprehensive income	19	61
Additional paid-in capital	90	90
Retained earnings	379	304

d)         For purposes of US GAAP, companies are required to disclose the pro forma impact on certain financial statement balances of acquisitions made during a year. Assuming these acquisitions occurred at the beginning of each respective year it would have increased (decreased) these amounts as noted below:

	2002	2001	2000

Revenues	$ -	$ 1	$ 159
Net income	$ -	$ -	$ (9)
Earnings (loss) per share	$ -	$ -	$ (0.07)

e)         Under accounting principles generally accepted in the United States, amortization of goodwill and restructuring provisions would be shown as part of income from operations and amortization of goodwill would not be presented on a net-of-tax basis. Earnings per share before amortization of goodwill would not be presented under accounting principles generally accepted in the United States.

ELEVEN-YEAR FINANCIAL SUMMARY	2002	2001	2000
Operating Results
Net revenues	1,792	1,636	1,435
Operating income before goodwill amortization	212	154	178
Operating income before unusual items	212	154	178
Net income before unusual items	105	19	73
Net income before goodwill amortization	105	116	128
Net income	105	73	110

Financial Position
Working capital	301	221	312
Capital assets	740	661	598
Other long-term assets	1,081	1,060	996
Total assets	2,542	2,402	2,372
Long-term debt	615	553	551
Shareholders' equity	1,354	1,243	1,185
Capital employed	1,951	1,787	1,619

Cash Flow
Cash from operations	274	152	169
Net share capital issued (repurchased)	0	(6)	186
Cash dividends paid	10	10	8
Capital assets purchased	152	115	135
Acquisitions (Divestitures)	(7)	15	214
Net repayment (issue) of long-term debt	58	(16)	256

Per Share Data
Earnings per share before unusual items	0.75	0.14	0.57
Earnings per share before goodwill amortization	0.75	0.83	1.01
Earnings per share	0.75	0.52	0.86
Dividends paid	0.0932	0.0863	0.0788
Book value per share	9.63	8.90	8.50
Price range	25.10 to 18.48	30.00 to 16.66	31.9 to 13.12
Weighted average shares outstanding (millions)	140	139	128

Statistics and Ratios
Current ratio	1.71	1.48	1.67
Long-term debt to equity	0.45	0.45	0.46
Return on average equity	8%	6%	12%
Pre-tax return on capital employed	11%	9%	14%

Number of employees	10,885	10,597	10,379

ELEVEN-YEAR FINANCIAL SUMMARY cont'd..	1999	1998	1997
Operating Results
Net revenues	1,183	1,002	930
Operating income before goodwill amortization	154	102	114
Operating income before unusual items	154	123	114
Net income before unusual items	82	59	63
Net income before goodwill amortization	91	52	68
Net income	82	44	63

Financial Position
Working capital	82	79	43
Capital assets	427	319	252
Other long-term assets	444	366	341
Total assets	1,299	1,069	938
Long-term debt	213	191	146
Shareholders' equity	669	506	473
Capital employed	934	874	759

Cash Flow
Cash from operations	128	104	122
Net share capital issued (repurchased)	87	(12)	(8)
Cash dividends paid	6	6	5
Capital assets purchased	143	94	55
Acquisitions (Divestitures)	53	26	6
Net repayment (issue) of long-term debt	17	39	38

Per Share Data
Earnings per share before unusual items	0.70	0.64	0.58
Earnings per share before goodwill amortization	0.78	0.46	0.63
Earnings per share	0.70	0.51	0.58
Dividends paid	0.0713	0.0638	0.0563
Book value per share	5.62	4.48	4.19
Price range	17.43 to 13.76	17.25 to 12.00	17.38 to 9.35
Weighted average shares outstanding (millions)	117	113	113

Statistics and Ratios
Current ratio	1.24	1.36	1.14
Long-term debt to equity	0.32	0.38	0.31
Return on average equity	14%	9%	14%
Pre-tax return on capital employed	16%	15%	17%

Number of employees	8,467	7,065	6,830

ELEVEN-YEAR FINANCIAL SUMMARY cont'd..	1996	1995	1994
Operating Results
Net revenues	819	689	653
Operating income before goodwill amortization	96	77	60
Operating income before unusual items	96	77	67
Net income before unusual items	50	35	29
Net income before goodwill amortization	54	38	37
Net income	50	35	34

Financial Position
Working capital	91	61	106
Capital assets	227	193	163
Other long-term assets	287	228	224
Total assets	889	730	724
Long-term debt	183	139	162
Shareholders' equity	418	356	326
Capital employed	590	512	470

Cash Flow
Cash from operations	82	74	71
Net share capital issued (repurchased)	38	(1)	0
Cash dividends paid	4	4	3
Capital assets purchased	34	30	16
Acquisitions (Divestitures)	70	33	5
Net repayment (issue) of long-term debt	(32)	40	35

Per Share Data
Earnings per share before unusual items	0.47	0.34	0.28
Earnings per share before goodwill amortization	0.50	0.37	0.35
Earnings per share	0.47	0.34	0.32
Dividends paid	0.0500	0.0438	0.0400
Book value per share	3.95	3.40	3.11
Price range	9.56 to 5.00	5.00 to 3.31	3.75 to 3.00
Weighted average shares outstanding (millions)	109	104	105

Statistics and Ratios
Current ratio	1.32	1.25	1.50
Long-term debt to equity	0.44	0.39	0.50
Return on average equity	13%	10%	11%
Pre-tax return on capital employed	17%	15%	13%

Number of employees	6,670	6,136	5,863

ELEVEN-YEAR FINANCIAL SUMMARY cont'd..	1993	1992
Operating Results
Net revenues	663	459
Operating income before goodwill amortization	27	82
Operating income before unusual items	62	59
Net income before unusual items	24	22
Net income before goodwill amortization	4	37
Net income	1	35

Financial Position
Working capital	121	125
Capital assets	167	166
Other long-term assets	226	224
Total assets	725	640
Long-term debt	183	196
Shareholders' equity	290	291
Capital employed	455	449

Cash Flow
Cash from operations	61	52
Net share capital issued (repurchased)	0	1
Cash dividends paid	3	3
Capital assets purchased	20	18
Acquisitions (Divestitures)	8	100
Net repayment (issue) of long-term debt	16	18

Per Share Data
Earnings per share before unusual items	0.23	0.22
Earnings per share before goodwill amortization	0.04	0.36
Earnings per share	0.02	0.34
Dividends paid	0.0363	0.0363
Book value per share	2.79	2.82
Price range	4.19 to 2.65	5.25 to 3.50
Weighted average shares outstanding (millions)	104	103

Statistics and Ratios
Current ratio	1.60	2.00
Long-term debt to equity	0.63	0.67
Return on average equity	1%	13%
Pre-tax return on capital employed	13%	15%

Number of employees	5,930	5,223